UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Juniper Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Catalent Boston, Inc.

A wholly owned subsidiary of

Catalent Pharma Solutions, Inc.

A wholly owned subsidiary of

Catalent, Inc.

(Names of Filing Persons (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

48203L107

(CUSIP Number of Class of Securities)

Steven L. Fasman, Esq.

Senior Vice President, General Counsel and Secretary

Catalent, Inc.

14 Schoolhouse Road

Somerset, New Jersey 08873

(732) 537-6200

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard A. Silfen, Esq.

Barry Steinman, Esq.

Peter D. Visalli, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$139,613,514.00	$17,381.88
(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 11,104,757 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Juniper Pharmaceuticals, Inc. (excluding unvested restricted stock which is addressed in clause (iii)) multiplied by $11.50, (ii) 1,776,900 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $4.95 (which is $11.50 minus the weighted average exercise price for such options of $6.55 per Share) and (iii) 270,709 Shares issuable pursuant to outstanding unvested restricted stock awards that are anticipated to vest prior to the completion of the transaction multiplied by $11.50. The calculation of the filing fee is based on information provided by Juniper Pharmaceuticals, Inc. as of July 12, 2018, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by .0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,381.88	Filing Party: Catalent Boston, Inc., Catalent Pharma Solutions, Inc. and Catalent, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on July 17, 2018 by (i) Catalent Boston, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Catalent Pharma Solutions, Inc., a Delaware corporation (“Parent”) and wholly owned subsidiary of Catalent, Inc., a Delaware corporation (“Catalent”), (ii) Parent and (iii) Catalent. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Juniper Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per Share of $11.50 (such price as it may be amended from time to time in accordance with the Agreement and Plan of Merger, dated as of July 2, 2018, among Parent, Purchaser and the Company, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendment or supplement hereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendment or supplement thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION.

The information set forth in the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following subsection at the end of Section 15 (“Certain Legal Matters”) of the Offer to Purchase:

“Legal Proceedings Related to the Offer and the Merger.

On July 26, 2018, a putative securities class action complaint, Seedman v. Juniper Pharmaceuticals, Inc., et al., No. 1:18-cv-11584, was filed in the United States District Court for the District of Massachusetts by purported Company stockholder Joseph Seedman against the Company and the Company’s directors in connection with the Offer (the “Seedman Complaint”). The Seedman Complaint alleges that the Schedule 14D-9 omitted or materially misrepresented certain supposedly material information concerning: (i) Juniper management’s financial projections, utilized by Rothschild in its financial analyses; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Rothschild; and (iii) the sale process that resulted in the Offer, including certain information concerning the Company’s standstill and confidentiality agreements with potential buyers. The Seedman Complaint asserts claims against all defendants for violation of Sections 14(d) and 14(e) of the Exchange Act, and against the Company’s directors for violation of Section 20(a) of the Exchange Act. The Seedman Complaint seeks declaratory and injunctive relief, as well as damages and attorneys’ fees and costs. Neither Parent nor Purchaser is named as a defendant in the Seedman Complaint.

On July 27, 2018, a putative securities class action complaint, Rosenblatt v. Juniper Pharmaceuticals, Inc., et al., No. 1:18-cv-01108, was filed in the United States District Court for the District of Delaware by purported Company stockholder Jordan Rosenblatt against the Company, the Company’s directors, Purchaser and Parent in connection with the Offer (the “Rosenblatt Complaint”). The Rosenblatt Complaint alleges that the Schedule 14D-9 omitted or materially misrepresented certain supposedly material information concerning: (i) the financial projections and valuation analyses performed by Rothschild in connection with the Offer; and (ii) the background leading to the Offer and potential conflicts of interest of the Company’s management. The Rosenblatt Complaint asserts claims against all defendants for violation of Sections 14(d) and 14(e) of the Exchange Act, and against the Company’s directors, Purchaser and Parent for violation of Section 20(a) of the Exchange Act. The Rosenblatt Complaint seeks declaratory and injunctive relief, as well as damages and attorneys’ fees and costs.

While none of Purchaser, Parent or Catalent has knowledge that any other purported Company stockholder intends to file a similar complaint, it is possible additional similar cases may also be filed in connection with the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2018

Catalent, Inc.

By:	/s/ Steven L. Fasman
Name: Steven L. Fasman
Title: Senior Vice President & General Counsel and Secretary

Catalent Pharma Solutions, Inc.

By:	/s/ Steven L. Fasman
Name: Steven L. Fasman
Title: Senior Vice President & General Counsel and Secretary

Catalent Boston, Inc.

By:	/s/ Steven L. Fasman
Name: Steven L. Fasman
Title: Senior Vice President & General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2018 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(F)	Summary Advertisement, published July 17, 2018 in the Wall Street Journal *

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release issued on July 3, 2018 by Catalent, Inc. (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Catalent with the Securities and Exchange Commission (the “Commission”) on July 9, 2018) *

(a)(5)(B)	Presentation to the Company, dated July 3, 2018 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Catalent with the Commission on July 3, 2018) *

(a)(5)(C)	Letter from John Chiminski, Chairman and CEO of Catalent to the Company’s Employees, dated July 3, 2018 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Catalent with the Commission on July 3, 2018) *

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2018, among Catalent Pharma Solutions, Inc., Catalent Boston, Inc. and Juniper Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Catalent with the Commission on July 3, 2018) *

(d)(2)	Confidentiality Agreement, dated as of February 16, 2018, between Catalent Pharma Solutions, LLC and Juniper Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company with the Commission on July 17, 2018) *

(g)	Not applicable

(h)	Not applicable

* Filed previously